                            Exhibit 5.1

CHINA MOBILE LIMITED

Nomination Committee

Terms of Reference

These terms of reference (the “Terms of Reference”) of the nomination committee (the “Nomination Committee” or the “Committee”) of the board of directors of China Mobile Limited (the “Company”) are formulated to set forth the composition, duties and procedural rules of the Committee in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKSE Listing Rules”), the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (《上海證券交易所股票上市規則》, the “SSE Listing Rules”, together with the HKSE Listing Rules, the “Listing Rules”) and other laws, regulations and normative documents, as well as the Articles of Association of China Mobile Limited (the “Articles of Association”) and the actual situation of the Company.

Members

1.	The members of the Nomination Committee shall be appointed by the board of directors from amongst the independent non-executive directors.

2.	The chairman of the Nomination Committee shall be appointed by the board of directors.

3.	The quorum for meetings of the Nomination Committee shall be two members.

Secretary

4.	The company secretary shall be the secretary of the Nomination Committee.

Frequency of meetings

5.	The Nomination Committee shall meet at least once a year.

6.

A meeting may be held as a physical meeting, by means of electronic communication (such as telephone conference, video conference or other forms of electronic communication), through written resolutions or by other means.

Consultation

7.

The board of directors authorises the Nomination Committee to seek appropriate independent professional advice at the Company’s expense within or outside the Group as the Nomination Committee deems necessary.

Duties

8.	The duties of the Nomination Committee are:

•

to review the structure, size and composition (including the skills, knowledge and experience) of the board of directors at least annually and make recommendations on any proposed changes to the board of directors to complement the Company’s corporate strategy;

•	to identify individuals suitably qualified to become board members and select or make recommendations to the board of directors on the selection of, individuals nominated for directorships;

•	to assess the independence of independent non-executive directors;

•

to make recommendations to the board of directors on the appointment or re- appointment of directors and succession planning for directors, in particular the Chairman and the Chief Executive Officer; and

•	to report to the board of directors on its decisions or recommendations, unless there are legal or regulatory restrictions.

Minutes of meetings

9.	Minutes of meetings of the Nomination Committee shall be sent to all members of the board of directors.

Performance review

10.	The Nomination Committee shall review its performance annually with reference to the authorities and duties set out herein.

Amendments

11.	These Terms of Reference may be amended by the board of directors of the Company.

12.

For matters not covered by these Terms of Reference or where there is a conflict between these Terms of Reference and relevant applicable laws, regulations, normative documents, the Articles of Association and other requirements (the “Applicable Regulations”), the Applicable Regulations shall prevail. If the Applicable Regulations change after these Terms of Reference come into force such that there is a conflict between these Terms of Reference and the Applicable Regulations, the Company shall amend these Terms of Reference in a timely manner and ensure that mandatory requirements in the Applicable Regulations are complied with at all times.

13.

These Terms of Reference shall take effect from the day of the Company’s initial public offering of its RMB ordinary shares and the listing of its RMB ordinary shares on the Shanghai Stock Exchange after approval by the board of directors.